SUB-ITEM 77H

ASGI MESIROW INSIGHT FUND A, LLC
ASGI MESIROW INSIGHT TEI FUND A, LLC
(the "A Funds")

Prior to April 1, 2012, the A Funds operated as feeder funds in a master-feeder structure that included a total of four feeder funds, each of which invested substantially all of its assets in ASGI Mesirow Insight Fund, LLC (the "Master Fund"). As of April 1, 2012, the A Funds each distributed their respective interests in the Master Fund to investors and ceased operations. Because the A Funds have ceased operations, they no longer have any control persons.